UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 228 of the Restated Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October (el Texto Refundido de la Ley del Mercado de Valores, aprobado por el Real Decreto Legislativo 4/2015, de 23 de octubre), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Material fact (Hecho relevante)

Following the Significant Event announced on 30 March 2016 (official registry number 236795) by virtue of which the Company announced that:

•                  on 28 and 29 March 2016 the Company and certain of its Spanish subsidiaries (collectively, the “Chapter 15 Debtors”) commenced cases under Chapter 15 of the United States Bankruptcy Code (the “Chapter 15 Proceedings”) in the United States Bankruptcy Court for the District of Delaware (“Delaware Bankruptcy Court”) seeking recognition by the Delaware Bankruptcy Court of the proceeding commenced in the Spanish Court to obtain judicial approval (homologación judicial) of the Standstill Agreement (the “Spanish Proceeding”) and application of the Standstill Agreement within the territorial jurisdiction of the United States; and

•                  on 29 March 2016 Abeinsa Holding Inc. and 12 other affiliated U.S. debtors (collectively, the “Initial Chapter 11 Debtors”) each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Delaware Bankruptcy Court,

the Company announces that at the initial hearings held on 31 March 2016 the Delaware Bankruptcy Court granted the Chapter 11 Debtors’ requested first- day relief and the

Initial Chapter 15 Debtors’ requested provisional relief to stay creditor actions against them.  Both hearings were uncontested and all motions were granted.  The next hearing in the Chapter 15 Proceedings and the cases commenced by the Initial Chapter 11 Debtors is scheduled for 27 April 2016.

The Company further informs that on 7 April 2016 Abengoa US Holding, LLC and seven other affiliated U.S. debtors (collectively, the “Additional Chapter 11 Debtors”) each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Delaware Bankruptcy Court (together with the Chapter 11 cases filed on 29 March 2016, the “Chapter 11 Proceedings”).  All of the cases filed by the Additional Chapter 11 Debtors are being jointly administered with the lead Chapter 11 Proceeding filed on 28 March 2016 in the Delaware Bankruptcy Court.  It is anticipated that the initial hearing on the Additional Chapter 11 Debtors’ first day relief will be held on 27 April 2016. The Additional Chapter 11 Debtors are comprised of the following legal entities:  Abener Teyma Hugoton General Partnership, Abengoa Bioenergy Biomass of Kansas, LLC, Abengoa Bioenergy Hybrid of Kansas, LLC, Abengoa Bioenergy New Technologies, LLC, Abengoa Bioenergy Technology Holding, LLC, Abengoa US Holding, LLC, Abengoa US Operations, LLC and Abengoa US, LLC.

The Chapter 15 Proceedings and the Chapter 11 Proceedings have been commenced in furtherance of the global implementation of the Abengoa group’s financial restructuring and recapitalization. The terms of this agreement are currently being negotiated with its financial creditors based on the viability plan and financial restructuring proposal presented by the Company on March 16, 2016 (relevant fact nº 236368).  The Company continues to engage in constructive discussions with the representatives and advisers of its financial creditors on the implementation of its restructuring plan and appreciates the support received to date.

Seville, 14 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 14 April, 2016	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: CEO